UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
0-8874
CUSIP NUMBER
023184203

(Check One):

x Form 10-K    o Form 20-F    o Form 11-K   o Form 10-Q   o Form 10-D   o Form N-SAR   o Form N- CSR

For Period Ended: December 31, 2011

¨	Transition Report on Form 10-K
¨	Transition Report on Form 20-F
¨	Transition Report on Form 11-K
¨	Transition Report on Form 10-Q
¨	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Amber Resources Company of Colorado
_____________________________________________________________________________________
Full Name of Registrant

370 Seventeenth Street, Suite 4300
_____________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Denver, Colorado 80202
_____________________________________________________________________________________
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
x

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11 -K, 10-Q, 10 -D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2011 due to the fact that March 23, 2012 was the last date on which most claims could be filed in connection with the Registrant's pending bankruptcy proceeding. The Registrant is currently analyzing the claims that were submitted and making a determination as to how such claims will have an impact on the financial statements and other disclosures in the Registrant's Form 10-K; however, the Registrant will not be able to complete that process prior to the current due date for the Form 10-K.

The Registrant is operating pursuant to Chapter 11 of the Bankruptcy Code and its continuation as a going concern is contingent upon, among other things, the Registrant's ability to construct and obtain confirmation of a plan of reorganization under the Bankruptcy Code. These matters create substantial doubt about the Registrant's ability to continue as a going concern. In the filing of the 2011 Annual Report on Form 10-K to which this notification relates, the independent auditor’s report on the Registrant’s financial statements will express substantial doubt about the Registrant’s ability to continue as a going concern.

PART IV– OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Stanley F. Freedman	(303)	293-9133
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  x Yes    ¨ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ¨ Yes   x No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Amber Resources Company of Colorado
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2012	By:	/s/ Stanley F. Freedman Name: Stanley F. Freedman Title: Executive Vice President and General Counsel

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